04002842

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49792

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Camelot Investment Advisers, Ltd

OFFICIAL USE ONLY
42310
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

995 Old Eagle School Road, Suite 320
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Eng 610-225-3062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Ocoonor,LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Avenue, Paoli, PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Rosato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camelot Investment Advisers, Ltd, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL SEAL
JUDY ENG, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires May 14, 2005

Financial Report

CAMELOT INVESTMENT ADVISERS, LTD.

December 31, 2003 and 2002

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMELOT INVESTMENT ADVISERS, LTD.

Financial Statements and Supplementary Financial Information

December 31, 2003 and 2002

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Camelot Investment Advisers, Ltd. (an S-Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camelot Investment Advisers, Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor LLP

SIANA CARR & O'CONNOR, LLP

January 29, 2004

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Financial Condition
December 31, 2003 and 2002

Assets	2003	2002
Cash	$ 55,024	$ 63,316
Due from clearing broker	264,624	409,658
Securities owned:		
Marketable, at market value	210,880	271,912
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $77,306 and $63,844, respectively)	28,193	38,229
Prepaid expenses and other assets	78,062	74,358
Total assets	$636,783	$857,473

Liabilities and shareholders' equity		
Liabilities:		
Commissions payable	$ 24,587	$ 2,459
Accounts payable and accrued expenses	39,705	62,843
Securities sold but not yet purchased, at fair value	50,622	271,165
	114,914	336,467
Subordinated borrowings	375,000	375,000
Total liabilities	489,914	711,467
Shareholders' equity:		
Common stock (no par value, 1,000 shares authorized; 200 shares issued and outstanding)	125,000	125,000
Retained earnings	21,869	21,006
Total shareholders' equity	146,869	146,006
Total liabilities and shareholders' equity	$636,783	$857,473

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues (losses):		
Commissions	$ 47,340	$ 35,837
Mark-ups/mark-downs	2,644,474	2,251,067
Brokerage fees	18,608	42,717
Principal trading	(3,957)	18,604
Other	155,757	21,082
Total revenues	2,862,222	2,369,307
Expenses:		
Clearance and exchange fees	812,261	695,223
Commissions	1,030,164	820,249
Employee compensation and benefits	766,836	606,124
Occupancy and equipment rental	154,651	156,442
Other operating expenses	74,801	68,891
Interest expense	22,646	23,002
Total expenses	2,861,359	2,369,931
Net income (loss)	$ 863	$ (624)

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - December 31, 2001	200	$125,000	$21,630	$146,630
Net loss			(624)	(624)
Balance - December 31, 2002	200	125,000	21,006	146,006
Net income			863	863
Balance - December 31, 2003	200	$125,000	$21,869	$146,869

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2003 and 2002

Subordinated borrowings - December 31, 2001	$375,000
Subordinated borrowings - December 31, 2002	375,000
Subordinated borrowings - December 31, 2003	$375,000

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 863	$ (624)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	13,462	12,460
(Increase) decrease in:		
Due from clearing broker	145,034	(93,163)
Securities owned	61,032	(113,168)
Prepaid expenses and other assets	(3,704)	2,833
Increase (decrease) in:		
Commissions payable	22,128	(3,959)
Accounts payable and accrued expenses	(23,138)	12,830
Securities sold but not yet purchased	(220,543)	249,434
Net cash provided (used) by operating activities	(4,866)	66,643
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements	(3,426)	(9,851)
Net cash used by investing activities	(3,426)	(9,851)
Net increase (decrease) in cash	(8,292)	56,792
Cash - beginning of year	63,316	6,524
Cash - end of year	$ 55,024	$ 63,316
Supplementary cash flow disclosure:		
Cash paid for interest	$ 50,589	$ 12,502

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Camelot Investment Advisers, Ltd. (the Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates on a fully-disclosed basis whereby it does not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities and commitments for securities sold but not yet purchased are recorded at fair value, with gains and losses reflected in income. Fair value is generally based on quoted market prices for traded securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Revenues and Expenses

Commission and mark-up/mark-down revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense was $13,462 and $12,460 in 2003 and 2002, respectively.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of closed end bond and equity funds at market value.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized in the statement of financial condition.

(4) SUBORDINATED BORROWINGS

At December 31, 2003 and 2002, the Company had $375,000 outstanding under unsecured subordinated loan agreements with two shareholders. Interest is payable at 6% annually, due upon maturity. Interest expense related to these agreements was $22,500 for the years ended December 31, 2003 and 2002. As of December 31, 2003, maturities of subordinated borrowings are as follows:

2004	$200,000
2006	175,000
	$375,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

(5) RELATED PARTY TRANSACTIONS AND COMMON CONTROL

The Company derives a significant portion of its revenues from clients who are related to the Company primarily through common ownership. Had the Company been operating autonomously, its financial position and results of operations could have been significantly different as of December 31, 2003 and 2002 and for the years then ended.

For the years ended December 31, 2003 and 2002, the Company derived 99% of its commission and mark-up/mark-down revenue from related parties. For the year ended December 31, 2003, the Company derived 90% of its other revenue from related parties.

(6) EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE-IRA retirement plan which is offered to all employees. The Company matches employees' contributions, up to 3% of the employee's pay or $6,000, whichever is less. Company contributions to the plan were $5,226 and $3,416 for the years ended December 31, 2003 and 2002, respectively.

(7) OPERATING LEASE

During 2000, the Company entered into a five year operating lease for office space commencing August 1, 2000. The agreement which includes an escalation clause required monthly payments of $4,115 until May 1, 2002, then $4,215 until May 1, 2003, and $4,195 thereafter.

Rental expense incurred in connection with this agreement was $50,104 and $51,786 for the years ended December 31, 2003 and 2002, respectively.

The following is a schedule of future minimum rental payments required under the existing noncancelable operating lease for the next two years and in the aggregate as of December 31, 2003:

2004	$50,340
2005	29,365
	$79,705

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $435,404 which was $335,404 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1 as of December 31, 2003.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 12 and 13 are not applicable.

(9) RECLASSIFICATION

The prior year's commission revenue of $2,251,067 from the Company's principal trading activity has been reclassified to mark-up/mark-down revenue to conform to the current year's presentation required by the NASD.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

CAMELOT INVESTMENT ADVISERS, LTD.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Net capital:	
Total shareholders' equity	$146,869
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	146,869
Add - allowable subordinated liabilities:	
Debt	200,000
Equity	175,000
Total capital and allowable subordinated liabilities	521,869
Less - non-allowable assets:	
Furniture and equipment	28,193
Prepaid expenses and other assets	28,340
Total non-allowable assets	56,533
Net capital before haircuts on securities positions	465,336
Less - haircuts on securities positions	29,932
Net capital	$435,404
Aggregate indebtedness:	
Accounts payable, accrued expenses and commissions payable	$ 64,292
Total aggregate indebtedness	$ 64,292
Computation of basic net capital requirement:	
Net capital requirement	$100,000
Net capital	435,404
Excess of net capital	$335,404
Excess of net capital at 1000%	$428,975
Ratio of aggregate indebtedness to net capital	.15 TO 1

CAMELOT INVESTMENT ADVISERS, LTD.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

CAMELOT INVESTMENT ADVISERS, LTD.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

CAMELOT INVESTMENT ADVISERS, LTD.
Notes to Supplemental Schedules
December 31, 2003

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2003 FOCUS Part IIA filing.

Computation of Net Capital December 31, 2003, previously reported on Form X-17A-5 (unaudited)	$415,495
Audit adjustment to haircut on securities	19,909
Net capital	$435,404

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

CAMELOT INVESTMENT ADVISERS, LTD.
Year Ended December 31, 2003

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Camelot Investment Advisers, Ltd. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor LLP

SIANA CARR & O'CONNOR, LLP

January 29, 2004